Filed Pursuant to Rule 424(b)(3)

Registration No. 333-274885

PROSPECTUS SUPPLEMENT NO. 4

(To Prospectus Dated January 19, 2024)

(Prospectus Supplement No. 1 Dated February 1, 2024)

(Prospectus Supplement No. 2 Dated February 12, 2024)

(Prospectus Supplement No. 3 Dated March 1, 2024)

CALIDI BIOTHERAPEUTICS, INC.

Up to 11,500,000 Shares of Common Stock Issuable Upon the Exercise of Public Warrants

23,301,960 Shares of our Common Stock for Resale by the Selling Securityholders

1,912,154 Warrants

This prospectus supplement (this “Prospectus Supplement”) updates and supplements the prospectus dated January 19, 2024, as supplemented by Prospectus Supplement No. 1 dated February 1, 2024, as further supplemented by Prospectus Supplement No. 2 dated February 12, 2024, and as further supplemented by Prospectus Supplement No. 3 dated March 1, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-274885). This Prospectus Supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 12, 2024 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this Prospectus Supplement.

The Prospectus and this Prospectus Supplement relates to the issuance by us of an aggregate of up to up to 11,500,000 shares of common stock that may be issued upon the exercise of public warrants (“Public Warrants”).

In addition, the Prospectus and this Prospectus Supplement relates to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of (i) up to 23,301,960 shares of our common stock, which consists of (A) 18,912,982 shares being registered pursuant to an (1) Amended And Restated Registration Rights Agreement dated September 12, 2023; (2) Voting and Lock-Up Agreement dated as of January 9, 2023, and amended on April 12, 2023, and (3) Series B Preferred Stock Investors’ Rights Agreement dated June 16, 2023 (collectively “Registration Rights Agreements”) by and among us and certain of the Selling Securityholders, granting such holders registration rights with respect to such shares; (B) 387,820 shares issued in consideration of the cancellation of certain debt obligations; (C) 1,093,014 shares issued and/or to be issued in connection with entering into certain forward purchase agreements, new money PIPE agreements and related agreements; (D) up to 1,912,154 shares of common stock that may be issued upon the exercise of the Private Placement Warrants originally issued to Sponsor, Metric and anchor investors some of which were transferred to certain Calidi stockholders for settlement of liabilities immediately prior to the closing of the Business Combination; and (E) 40,218 shares of common stock and 100,000 shares of common stock underlying stock options issued for fees and 15,804 shares of common stock issued in connection with the Business Combination; and (ii) up to 1,912,154 Private Placement Warrants.

This Prospectus Supplement should be read together with the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

As of March 12, 2024, there were 35,538,034 (excluding 18,000,000 Non-Voting Escalation Shares) of common stock outstanding. The resale of all shares of common stock being offered pursuant to the Prospectus and Prospectus Supplement represents approximately 65.6% of our outstanding shares of common stock and the sale of a substantial number of shares of common stock could result in a significant decline in the public trading price of our common stock. Our common stock and Public Warrants are listed on the NYSE American under the symbols “CLDI” and “CLDI WS,” respectively. On March 12, 2024, the closing price of our common stock and the Public Warrant was $0.673 per share and $0.0405 per warrant, respectively.

We are an “emerging growth company” and a “smaller reporting company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The Prospectus, together with this Prospectus Supplement, complies with the requirements that apply to an issuer that is an emerging growth company and a smaller reporting company. We are incorporated in Delaware.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section entitled “Risk Factors” beginning on page 8 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this Prospectus Supplement and the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated March 12, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 8, 2024

Calidi Biotherapeutics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40789	86-2967193
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4475 Executive Dr., Suite 200, San Diego, CA	92121
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (858) 794-9600

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol	Name of each exchange on which registered

Common stock, par value $0.0001 per share	CLDI	NYSE American LLC

Redeemable warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per share	CLDIWS	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On March 8, 2024, Calidi Biotherapeutics, Inc. (the “Company,” “we” or “our”) entered into a settlement agreement (the “Settlement Agreement”) with an investor who previously entered into a series of related agreements including (i) an agreement with Calidi Cure, LLC, an affiliate of the Company, in connection with an equity financing to fund the purchase of Series B Convertible Preferred Stock of Calidi Biotherapeutics (Nevada), Inc. (formerly Calidi Biotherapeutics, Inc.), a Nevada corporation and our wholly-owned subsidiary (“Calidi”); (ii) a Non-Redemption Agreement with the Company; (iii) an OTC Equity Prepaid Forward Purchase Agreement with the Company; and (iv) a Subscription Agreement with the Company (items (i) through (iv) collectively “the Supplemental Funding Agreements”) for the purpose of satisfying the “Minimum Cash Condition” required under the Business Combination agreement between First Light Acquisition Group, Inc., and Calidi, among others, which was consummated on September 12, 2023.

Pursuant to the Settlement Agreement, (i) the investor purchased a $2.0 million convertible note from the Company for cash and (ii) the Company issued to the investor a $1.5 million convertible note in consideration for the settlement of all claims related to the Supplemental Funding Agreements. The $2.0 million convertible note and $1.5 million convertible note are collectively herein referred to as the “Convertible Notes”. The Settlement Agreement also includes a mutual release of all claims by both parties.

The Convertible Notes bear semiannual interest at 10.0% per annum and each mature on March 8, 2028, unless due earlier due to an event of a default. After the earlier of 180 days or the effective date of a registration statement registering the Company’s common stock underlying the Convertible Notes, the Company may prepay the Convertible Notes, including any interest earned thereon, without penalty. The Convertible Notes also provide the investor a right to convert in whole or in part, the Principal Amount (as defined in the Convertible Notes) and accrued interest into shares of our common stock at an initial note conversion price equal to 94% of the 10-day VWAP ending the business day preceding execution of the Convertible Notes subject to a reset note conversion price equal to 94% of 10-day VWAP ending on the thirtieth (30th) day after the effective date of the registration statement registering the common stock underlying the Convertible Notes. In the event the Company completes a financing (i) of at least $8 million in an offering registered with the Securities and Exchange Commission (the “SEC”); or (ii) of at least $2 million with a non-affiliated purchaser at an effective price of at least 150% of the initial note conversion price, then the Convertible Notes will be subject to mandatory conversion at the lower of the initial note conversion price and reset note conversion price.

On March 11, 2024, the Company entered into an amendment to the $1.5 million convertible note (the "Note Amendment"), which amended Section 1(c) pertaining to conditions to closing, by deleting Section 1(c)(iii) in its entirety, which previously provided that the Principal Amount be wired to the Company’s bank account. As disclosed above, the $1.5 million convertible note was issued by the Company to the investor in consideration for the settlement of all claims related to the Supplemental Funding Agreements.

The foregoing description of the Settlement Agreement, the Convertible Notes and Note Amendment do not purport to be complete and is qualified in their entirety by reference to the full text of the Settlement Agreement, the Convertible Notes and the Note Amendment, which are attached hereto as Exhibits 10.1, 10.2, 10.3 and 10.4 respectively, and incorporated herein by reference.

Item 1.02 Termination of a Material Definitive Agreement.

Pursuant to the terms of the Settlement Agreement as described in Item 1.01, which is incorporated herein by reference, upon the execution of the Settlement Agreement, all outstanding obligations of the Supplemental Funding Agreements were terminated.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information included in Item 1.01 of this Current Report is incorporated by reference into this Item 2.03.

Item 3.02 Unregistered Sales of Equity Securities

The information set forth under Item 1.01 in this Form 8-K is incorporated herein by reference.

The issuance of the Convertible Notes and the shares of common stock that may be issuable upon conversion of the Convertible Notes (the “Securities”) were made to an accredited investor in reliance on the exemption from registration afforded by Section 4(a)(2) of the Securities Act, as amended (the “Securities Act”) as provided in Rule 506(b) of Regulation D promulgated thereunder. The offering of the Securities was not conducted in connection with a public offering, and no public solicitation nor advertisement was made or relied upon by the investor in connection with the offering.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description
10.1†	Settlement Agreement dated March 8, 2024
10.2	Form of Convertible Promissory Note ($2,000,000)
10.3	Form of Convertible Promissory Note ($1,500,000)
10.4	Form of Amendment to Convertible Note
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

† Certain information contained in this exhibit has been omitted because it is both (i) not material and (ii) is the type that the Company treats as private or confidential.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Calidi Biotherapeutics, Inc.
Dated: March 12, 2024
	By:	/s/ Wendy Pizarro
	Name:	Wendy Pizarro
	Title:	Chief Legal Officer